November 7, 2023

Kreit & Chiu CPA LLP

733 Third Avenue, Floor 16, #1014,

New York, NY 10017

Dear Kreit & Chiu CPA LLP,

We are providing this letter in connection with your audits of the consolidated balance sheets, statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows and the related notes (collectively referred to as the “financial statements”) of ESG Inc. and its subsidiaries (collectively refer to as the “Company”) as of December 31, 2022 and 2021 and for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audits.

1.	The financial statements referred to above are fairly presented in accordance with accounting principles generally accepted in the United States of America.

2.	We have made available to you all:

a.	Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

b.	Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3.	There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4.	There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

5.	There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

6.	We believe that the effects of the following uncorrected misstatement in the financial statements as found during the current engagement are immaterial to the financial statements taken as a whole.

No.	Description	General Ledger Account
		.	Description	Amount
1	During the confirmation with one of the related parties it refused/denied the due from balance as recorded by the Company. Therefore, the Company should recognize the allowance to its receivable account.		G&A Expense	77,151.33
			Receivable Allowance	(77,151.33)

7.	We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

8.	We have no knowledge of any fraud or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.

9.	We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

10.	The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11.	The following have been properly recorded or disclosed in the financial statements:

a.	Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b.	Guarantees, whether written or oral, under which the Company is contingently liable.

c.	Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275, Risks and Uncertainties. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

12.	There are no:

a.	Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b.	Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance with FASB ASC 450 Contingencies.

c.	Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450 Contingencies

13.	The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

14.	We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15.	We represent to you the following for the Company’s fair value measurements and disclosures:

a.	The underlying assumptions are reasonable and they appropriately reflect management’s intent and ability to carry out its stated courses of action.

b.	The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.

c.	The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.

d.	There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the consolidated financial statements.

16.	We represent to you the following related to the development of the Company’s accounting estimates and related disclosures:

a.	The method used are appropriate and consistently applied.

b.	The data used is accurate and complete.

c.	The significant assumptions used are reasonable.

17.	Other than the related parties and transactions identified during the audits that we made available to you, we are not aware of any undisclosed related parties and transactions.

18.	The Company has reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the consolidated financial statements.

19.	Revenue from contracts with customers has been appropriately accounted for and disclosed in accordance with FASB ASC606, Revenue from Contracts with Customers. All contracts underlying revenue recognized in the financial statements have commercial substance and have been approved by appropriate parties. We have considered side agreements, implied promises, and unstated customary business practices in identifying performance obligations in the contracts. We have sufficient and appropriate documentation supporting all estimates and judgements underlying the amount and timing of revenue recognized in the consolidated financial statements.

20.	We have reviewed long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances have indicated that the carrying amount of assets might not be recoverable and have been appropriately recorded the adjustments, if any.

21.	We confirm that there are no undisclosed related parties. We also confirm our understanding of the definition of related party as defined in the rules published by Financial Accounting Standards Board ASC 850, the Securities Exchange Commission and the Public Company Accounting Oversight Board. There are no payment and expense paid by related parties on behalf of the Company that have not been disclosed to you.

22.	There are no assets pledged as collateral for accounts payable that have not been disclosed to you.

23.	Trial balances of ESG China Limited, Hainan ESG Tech Co., Ltd, and ESG Inc. were not prepared; and we confirm there were no material transactions or off balance sheet assets or liabilities within these entities.

24.	We are required to keep proper books and records under SEC rules; and we believe we have recorded all material transactions

25.	Note 2 to the financial statements discloses all of the matters of which we are aware that are relevant to the entity’s ability to continue as a going concern, including significant conditions and events, management’s plans, and our ability to achieve those plans.

To the best of our knowledge and belief, except to those disclosed in Note [16], no other events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Zhi Yang, Chief Executive Officer